

July 11, 2013

Via E-Mail
Ruth Porat
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

Re: **Morgan Stanley**
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 26, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 7, 2013
File No. 001-11758

Dear Ms. Porat:

We have reviewed your response letter dated May 20, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 9 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 290

9A – Controls and Procedures, page 290

1.   We note your responses to comments 2 and 3 of our letter dated May 6, 2013. In light of the multiple significant deficiencies involving multiple accounts and processes, please explain the extent to which you considered whether deficiencies existed in other components of the Committee of Sponsoring Organizations of the Treadway Commission

Internal Control Framework (COSO), such as the control environment, information and communication, risk assessment, and monitoring. To the extent any deficiencies existed in these components, please tell us how you evaluated the severity of these deficiencies along with the existing significant deficiencies and other control deficiencies.

Form 10-Q for the quarter ended March 31, 2013

Note 11 – Derivative Instruments and Hedging Activities, page 60

2.   We note that you presented the disclosures required by paragraphs ASC 210-20-50-3(a) through 50-3(e) by how the derivative is transacted on pages 61-62. Given the magnitude of your gross derivative positions and the significant amount of netting against those positions, please tell us why you elected not to further disaggregate such disclosures by derivative type, similar to Example 3 within ASC 210-20-55-22, and similar to types listed in table on page 64.

3.   Furthermore, we note that the gross amounts within the tabular presentation disclosed on pages 44 and 61 includes all instruments, irrespective of whether there is a legally enforceable master netting arrangement in place. Given that the scope of the disclosures in ASC 210-20-50-1(d) are only applicable to certain financial instruments that are offset in accordance with ASC 210-20-45 and ASC 815-10-45 and those that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45, please separately quantify the amount of derivatives included within your tabular disclosure that are not subject to an enforceable master netting arrangement. Additionally, please revise your disclosure in future filings to describe any common features or counterparties to these types of derivative contracts where you do not have an "enforceable" master netting arrangement, and clarify whether these derivatives are risk managed any differently than the derivatives that are subject to "enforceable" master netting arrangements

4.   Furthermore, you indicate in footnote (2) on pages 44 and 61 that amounts offset in the condensed consolidated statements of financial condition relate to master netting arrangements and collateral arrangements. It is not clear how the description in footnote (2) reconciles with its use on the columns titled Financial Instruments Not Offset in the Condensed Consolidated Statements of Financial Condition on page 44 or Financial Instruments Collateral or Other Cash Collateral on page 61. In future filings please separately quantify the amount related to collateral arrangements or revise your footnotes accordingly.

        You may contact Yolanda Trotter at (202) 551-3472 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief